October 8, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Mail Stop 3561

Attn:  H. Christopher Owings, Assistant Director

Re:	Arden Group, Inc.
Form 10-K for the Fiscal Year ended January 3, 2009
File No. 0-09904

The following is the response of Arden Group, Inc. (Company) to your comment letter dated September 28, 2009.  The Staff’s comments are set forth below in italics, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Critical Accounting Policies, page 22

1.              We have reviewed your response to comment two in our letter dated August 4, 2009. Please further expand on the assumptions and uncertainties that underlie your critical accounting policies. Specifically, please expand your discussion of inventories and cost of sales to discuss the components of your inventory valuation that require significant management estimates and describe how changes in those estimates will affect earnings.

Response:                The Company will add the following or substantially similar disclosure in future filings under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies”:

Inventories and Cost of Sales

Supermarket nonperishable inventories are recorded using the retail method and are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method.  Perishable inventories are valued at the lower of cost on a first-in, first-out (FIFO) basis or market.  Under the retail inventory method, cost of sales is determined by applying a cost-to-retail ratio to sales for the period to determine cost of sales.  Cost of sales is then deducted from beginning inventory plus purchases to arrive at ending inventory.  The Company performs physical inventories of nonperishable items at all of its locations three times per year, at which time, ending inventory and cost of sales are adjusted to reflect actual inventory on hand and cost of sales.  Physical inventories of perishable products are conducted at the end of each fiscal month.

Approximately 88.2% and 86.5% of the Company’s inventories were valued using the LIFO method as of January 3, 2009 and December 29, 2007, respectively.  The LIFO method assumes that the cost of the most recently purchased items are the first to be sold, and thus, are used to measure cost of sales, leaving the earlier costs residing in the ending inventory valuation.  The Company uses the Link-Chain, Dollar-Value method for purposes of calculating its LIFO charge or credit each year for nonperishable inventories.  This method requires management to compute a cumulative price index which represents the change in inventory cost since the base year (i.e., the beginning of the year in which

LIFO was first elected) compared to the current cost of inventory.  The cumulative index is then applied to the current cost of inventory to determine the value of inventory at base year costs.  This computation is performed separately for each of the Company’s individual LIFO pools (i.e., groupings of similar items such as basic grocery, housewares, alcoholic beverages, etc.)  The LIFO method requires management to make assumptions and to apply judgment regarding inventory mix and factors related to the computation of price indices which could impact the ending inventory valuation as well as cost of sales.  If the FIFO method had been used for nonperishable inventories instead of the LIFO method, total inventory as of January 3, 2009 and December 29, 2007 would have been higher by approximately $6,025,000 and $5,340,000, respectively.

The Company evaluates inventory shortages throughout the year based on actual physical counts at its stores and warehouse.  Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages from the last physical count to the financial statement date.   Although the Company has sufficient historical data to record reasonable estimates of inventory shortages, actual results could differ.  As of January 3, 2009, a difference between actual and estimated shortages of, for example, 25 basis points would have an annual impact of approximately $675,000 on cost of sales.

Financial Statements, page 44

Notes to Consolidated Financial Statements, page 53

Note 1.  Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 56

2.              We have reviewed your response to comment nine in our letter dated August 4, 2009. We assume each supermarket is a separate operating segment which has been aggregated into a single reportable segment based on paragraph 17 of SFAS 131. If this is the case, please provide the disclosure required by paragraph 26 of SFAS 131. If this is not the case, please tell us why you do not consider each supermarket to be a separate operating segment.

Response:                We have revisited SFAS 131 as you requested and believe that—given the different way our Company is structured and operated—it is appropriate to classify all of our 18 supermarkets in a single operating segment.

According to paragraph 10 of SFAS 131, the definition of an “operating segment” is a component of an enterprise:

•                  “That engages in business activities from which it may earn revenues and incur expenses.”

In our case, all of our 18 stores engage in the same business activity, that is, the operation of a grocery store, each of which sells traditional grocery categories including dry groceries, produce, meat, seafood, bakery, dairy, wine & liquor, hot and cold service deli items, sushi, floral and health and beauty aids and each of which sells (for the most part) the same items (the differences in items due primarily to differences in shelf space availability). All of our 18 stores are located in the same geographic and economic region — Southern California.  Each of these stores uses the same suppliers and receives product from our one and only distribution center.  Each store carries the same general mix of products (again, with differences only because of differences in shelf space availability) and with identical pricing in each of the stores for virtually all items.  All of our stores cater to the same type of high-end customer.  (See below for other operational and structural sameness among our stores.)

•                  “Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and”

In our case, all stores are operated by one entity and operating results are regularly reviewed by Mr. Bernard Briskin, the Chief Executive Officer of the Company and of Gelson’s Markets and the enterprise’s chief operating decision maker.

•                  “For which discrete financial information is available.”

The Company does have at its disposal financial information by store which is reviewed by the Company’s chief operating decision maker, as well as other members of management.  Nevertheless, despite the amount of information that is available for decision making, all of our stores are similar in virtually every imaginable respect and, for the following additional reasons, we conclude that all 18 of our stores constitute one operating segment:

a)              All of the stores are supervised by the same management team. Unlike many other supermarket chains in which the individual store manager is responsible for all departments within his or her store, our Company is much more centrally managed.

b)             There is only one team at Gelson’s corporate headquarters that negotiates the terms of purchase for all product from all vendors for all stores.  All 18 stores purchase products from the same cooperative (Unified Western Grocers) and from the same vendors.  Except on rare occasion, no individual store makes purchases from its own separate vendor.  All items for sale at each store have the same cost.  When prices on an item are raised or lowered, they are generally raised or lowered by the same amount at each of the stores at the same time.

c)              Unlike most other supermarket chains, training of all store personnel (other than clerk’s helpers) is performed by a central team and not on a store-by-store basis.

d)             Unlike other supermarket chains, Gelson’s does not allocate general and administrative expenses to individual stores because of its more centralized management structure.

e)              Our marketing department generates one basic advertising program for all 18 of our store locations (except in sporadic cases when promotions are tailored to one store, such as when a competing store opens nearby.)

f)                The employees at all of our stores, distribution center and offices are governed by the same union contracts. Serious employee workplace issues and any union issues are handled by one Human Resources department and not on a store-by-store basis.

g)             There is one overall computer network for all 18 stores and the corporate offices.

h)             The company’s liability and casualty insurance is all on one liability and one casualty policy, respectively, and individual stores are not insured on separate policies.

i)                 Bad debt reserves are computed for all 18 stores as a whole, and not on the accounts receivable of each individual store.

j)                 All of the stores are owned and operated by the same entity (Gelson’s Markets), all have the exact same name (“Gelson’s Markets”), and all have the same logo (Gelson’s, the SuperMarket).  There is one, single, general deposit bank account for all stores.

k)              In addition to direct store deliveries, all stores are served internally by one distribution center and one fleet of trucks owned by Gelson’s Markets.

l)                 The Company does not have “zone pricing” (that is, different prices in different stores).

m)           There is one workers compensation policy covering all of the employees at all of the stores.

n)             Store supplies are ordered centrally for all 18 stores.

o)             Maintenance and construction for the 18 stores are managed and performed centrally through a team at corporate headquarters, rather than on an individual store basis.

p)             Inventory counting services are contracted for and overseen centrally, rather than on a store-by-store basis.

Note 6.  Property, Plant and Equipment, page 61

3.             We have reviewed your response to comment 12 in our letter dated August 4, 2009 and note that you do not adjust the useful life of preexisting leasehold improvements if a lease term is subsequently extended as the result of the exercise of an option, a lease amendment or a new lease. Considering a legal extension or renewal of a lease beyond the lease term, as defined in SFAS 13, would create a “new” lease under paragraph 9 of SFAS 13, please clarify why you do not use the new lease term in extending the amortization period for any remaining leasehold improvements. Although we agree that new leasehold improvements not anticipated at the beginning of a lease would not result in adjustments to the amortization period of preexisting leasehold improvements at the time the new leasehold improvement costs are incurred, it appears that the amortization period for preexisting leaseholds would nevertheless be extended once there is a legal extension or renewal of the lease beyond the lease term.

Response:                As you requested, we reviewed paragraph 9 of SFAS 13 which specifically addresses lease classification (i.e., capital, operating, etc.)  We could not find any reference in paragraph 9 that would support an adjustment to the amortization period of preexisting leasehold improvements when there is an extension or renewal of a lease beyond the lease term.  We respectfully disagree that the analogy to paragraph 9 (which relates to reevaluating the classification of a lease as an operating or capital lease) is relevant to the issue of whether depreciation or amortization of assets (e.g., property, equipment, leasehold improvements), must also be subject to the same reevaluation needed for determining whether leases are classified as operating or capital leases.

We rely on Accounting Standards Codification No. (ASC) 840-10-35 paragraph 7, “Leases — Overall — Subsequent Measurement,” which specifically states that new information regarding additional renewal periods cannot be used to justify the reevaluation of the amortization period for preexisting leasehold improvements.  In addition, Emerging Issues Task Force No. (EITF) 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased After Lease Inception or Acquired in a Business Combination,” under paragraph 10 further confirms our current treatment of preexisting leasehold improvements.  Based on the specific language in ASC 840-10-35 paragraph 7 and EITF 05-6 paragraph 10, both of which disallow a reevaluation of the amortization period, we respectfully conclude that the amortization period should not be adjusted.  Furthermore, the exercise of a lease option generally occurs no earlier than one year from the expiration of the current lease term, and thus, there is not a significant amount of net book value remaining to be amortized over the remainder of the existing lease term or over the extended term.

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact Bernard Briskin at the Company’s Executive Office at 310-858-1574.

Arden Group, Inc.

/s/Bernard Briskin
Bernard Briskin, Chairman & Chief Executive Officer

/s/Laura J. Neumann
Laura J. Neumann, Senior Director of Financial Reporting & Compliance